FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC.

Announces Numerous New Retail Listings for its
Healthy Beverage Portfolio

Vancouver, Canada, March 3, 2008- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce numerous new retail listings for its beverage portfolio across the US and Canada.

The following are some of the more significant listings that have been confirmed to the Company so far in 2008:

  6 skus of TrueBlue® 64oz at the Winn Dixie grocery chain in the Southeast US;
  3 skus of TrueBlue® 64oz at the Hannaford Supermarkets in the Northeast US;
  3 skus of TrueBlue® 64oz at the Sweet Bay Supermarkets in Florida;
  3 skus of TrueBlue® 64oz at the QFC Quality Food Centers in the Northwest US;
  2 additional skus of TrueBlue® 64oz at Loblaws in Canada;
  2 additional skus of TrueBlue® 64oz at Overwaitea Foods in Canada;
  2 additional skus of TrueBlue® 64oz at Wal-Mart Canada;
  4 additional skus of TrueBlue® 64oz at Safeway Canada; and
  4 skus of TrueBlue® 64oz, 4 Skus of TrueBlue® 16oz, and 2 Skus of Caesar’s® 64 oz at H-E-B Stores in Texas.
  4 skus of TrueBlue® 64oz at the following banners of The Great Atlantic and Pacific Tea Company: A&P, Waldbaum’s, Super Fresh, and The Food Emporium in the Northeast US;
  4 skus of TrueBlue® 64oz at all Publix stores throughout Florida, Alabama, Georgia, South Carolina and Tennessee;
  2 skus of TrueBlue® 64oz at Mollie Stone’s Markets in Northern California;
  2 skus of TrueBlue® 64oz at PW Markets in the Bay Area;
  2 skus of TrueBlue® 64oz at Lunardi’s Markets in Northern California;
  2 skus of TrueBlue® 64oz at Andronico’s around San Francisco;
  2 skus of TrueBlue® 64oz at Holiday Quality Foods in Northern California;
  2 skus of TrueBlue® 64oz at Draeger’s in San Francisco;

  6 skus of STOKED™ and 4 skus of TrueBlue® 16 oz at Town Pump Convenience Stores in Montana;
  4 skus of STOKED™ in Sunoco Convenience Stores in Canada;
  4 skus of STOKED™ in Needs Convenience Stores in the Canadian Maritimes;
  6 skus of STOKED™, 4 skus of TrueBlue® 473ml and 4 skus of Infinite Health® Water in the Boni-Soir convenience chain in Quebec;
  2 skus of Infinite Health® Water at the Vancouver and Edmonton International Airports;
  an additional sku of TrueBlue® 1.89 liter at the Sobey’s and London Drugs Chains in Western Canada; and
  STOKED™ 4-Packs at the Fas Gas Convenience Chain in Western Canada.

The Company has also obtained several additional listings for a mixture of TrueBlue® 16 oz, STOKED™ Energy Drink and Infinite Health® Water with a number of major wholesalers, together operating out of more than 43 different warehouses serving almost 100,000 convenience stores across the US.

Leading Brands Chairman and CEO, Ralph D. McRae added: “We do not usually formally announce new listings, however in this instance the scope of these recent developments was such that we determined their aggregate impact to be material. Our brand listing activities continue.”

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, DIE HARD™ Sports Energy Drink, INFINITE Health® Water, and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Safe Harbor
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com